           EXHIBIT 6


                  THE MANUFACTURERS INSURANCE COMPANY (U.S.A.)
           DESCRIPTION OF PURCHASE, TRANSFER AND REDEMPTION PROCEDURES

                   Variable Universal Life Insurance Policies
                          (1933 File Act No. 333-88748)


         This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by The Manufacturers Insurance Company (U.S.A.) (the "Company") and any office the Company designates for the receipt of payments and processing of policyowner requests (the "Service Office") in connection with the issuance of its flexible premium variable universal life insurance policies described in this registration statement (1933 Act file no. 333-88748) (the "Policy"), the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policy.

         I.       ISSUING A POLICY

                  A. Premiums

                  This Policy is a flexible premium variable universal life insurance policy. The Policy permits the policyowner to pay flexible premiums. After payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the insured. A Policy must satisfy one of two tests to qualify as a life insurance contract for purposes of
                  Section 7702 of the Internal Revenue Code of 1986. At the time of application, the policy owner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test may not be changed once the Policy is issued.

                  A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wished to pay. If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for Policies that qualify as life insurance. If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation. The Company also reserves the right to request evidence of insurability of a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.

                  B. Underwriting

                           The acceptance of an application is subject to the
                  Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason. The Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

                  C. Application

                  To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

                  Policies may be issued on a basis which does not distinguish between the insured's sex, with prior approval from the Company. Generally, a Policy will only be issued on the lives of insureds from ages 0 through 90.

                  Each Policy is issued with a Policy Date, an Effective Date and an Issue Date.

                  The Policy Date is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined.

                  The Effective Date is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective date will be the date the Company receives at least the minimum initial premium at its Service Office. The Company will take the first Monthly Deduction on the Effective Date.

                  The Issue Date is the date the Company issued the Policy. It is the date from which the suicide and Incontestability provisions are measured.

                  If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

                  (i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office;

                  (ii) the Issue Date will be the date the Company issues the Policy.

                  The initial premium must be received within 60 days after the Issue Date. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

                  D. Minimum Initial Face Amount

                  The Company will generally issue a Policy only if it has a Face Amount of at least $100,000.

                  E. Backdating a Policy

                  Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the


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
                  period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums (premium paid less premium load) received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts (as described below under ("Policy Value - Investment Accounts") and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to examine Period.

                  F. Temporary Insurance

                  In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

                  The acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

                  Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

                  G. Right to Examine the Policy

                  A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyowner has a longer time. The Policy can be mailed or delivered to the Company's agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyowner an amount equal to either:

                  (1) the amount of all premiums paid or

                  (2) (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

                       (b) the value of the amount allocated to the Separate
                           Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

                       (c) any partial withdrawals made and policy loans taken.


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                  Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.


                  If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyowner may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

                  The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

                  H. Premium Allocation

                  No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account of the Company and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

                  On the later of the Effective Date or the date the premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions, unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine Period.

                  All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the business day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

                  Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals
                  100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.

         II.      DEATH BENEFIT OPTION CHANGES


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                  The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. The Company will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

                  A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

                  CHANGE FROM OPTION 1 TO OPTION 2

                  The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

                  CHANGE FROM OPTION 2 TO OPTION 1

                  The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

                  No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

         III.     FACE AMOUNT CHANGES

                 Subject to the limitations stated in this prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

                   A. Increase in Face Amount

                 Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date Manulife USA approves the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

                   B. New Surrender Charges for an Increase

                 An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

                 An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

                   C. Increase with Prior Decreases

                 If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first. If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.


                   D. Decrease in Face Amount

                 Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manulife USA approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000. A decrease in Face Amount will be subject to surrender charges. See "Charges and Deductions - Surrender Charges."

                   E. Changing Both the Face Amount and the Death Benefit Option

                 If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.

            IV.            POLICY VALUE

                   A. Determination of the Policy Value

                 A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

                   B. Investment Accounts

                 An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.


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
                   C. Fixed Account

                 Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA. For a detailed description of the Fixed Account, see "The General Account - Fixed Account".

                   D. Loan Account

                 Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. (See "Policy Loans - Interested Credited to Loan Account" below)

                  E. Units and Unit Values

                         Crediting and Canceling Units

                 Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

                 A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

                 Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

                         Unit Values

                 The value of a unit of each sub-account was initially fixed at $10.00 and $12.50 depending on the sub-account. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

                 The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:


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
                 (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

                 (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

                 The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

         V.       TRANSFER OF POLICY VALUE

                   A. General Transfers

                 At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

                 The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occur. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

                 While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

                 (a) within eighteen months after the Issue Date; or

                 (b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

                 Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.


         VI.      POLICY SURRENDER AND PARTIAL WITHDRAWALS

                   A. Policy Surrender

                 A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy


                                       8
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                 Value less any surrender charges and outstanding monthly
                 deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manulife USA receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

                 A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

                 Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

                 If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge. Otherwise, if the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount.

                 If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.

                 When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.


                   B. Surrender Charges

                 The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

                  -        the Policy is surrendered for its Net Cash Surrender
                           Value,

                  -        a partial withdrawal is made,

                  -        there is a decrease in Face Amount, or

                  -        the Policy lapses.

                 The surrender charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and


                                       9
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                 distributing the Policies, including agents' commissions,
                 advertising, agent training and the printing of prospectuses and sales literature.

                 SURRENDER CHARGE CALCULATION

                 The Surrender Charge is determined by the following formula (the calculation is also described in words below):

                 Surrender Charge = (Surrender Charge Rate) x (Face Amount associated with the Surrender Charge / 1000) x
                 (Grading Percentage)

                 DEFINITIONS OF THE FORMULA FACTORS ABOVE

                 Face Amount of the Policy Associated with the Surrender Charge

                 The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied. The Face Amount may be increased or decreased as described under "Changing the Face Amount" above.

                 Surrender Charge Rate (the calculation is also described in words below)

                 Surrender Charge Rate = (X) + (80%) x (Surrender Charge
                 Premium)

                 Where "X" is equal to:

                 TABLE FOR RATE PER $1,000 OF FACE:

                    Age at Issue           Rate per $1,000                  Age at Issue           Rate per $1,000
                    or Increase            Of Face Value ($)                or Increase            of Face Value ($)
                    0                      2.00                             18                     4.25
                    1                      2.13                             19                     4.38
                    2                      2.25                             20                     4.50
                    3                      2.38                             21                     5.00
                    4                      2.50                             22                     5.50
                    5                      2.63                             23                     6.00
                    6                      2.75                             24                     6.50
                    7                      2.88                             25                     7.00
                    8                      3.00                             26                     7.20
                    9                      3.13                             27                     7.40
                    10                     3.25                             28                     7.60
                    11                     3.38                             29                     7.80
                    12                     3.50                             30                     8.00
                    13                     3.63                             31                     8.04
                    14                     3.75                             32                     8.08
                    15                     3.88                             33                     8.12
                    16                     4.00                             34                     8.16
                    17                     4.13                             35 and over            8.20

                 The Surrender Charge Premium is the lesser of:


                                       10
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                 a.  the premiums paid during the first Policy Year per $1,000 of Face Amount at issue or following a Face Amount increase, and

                 b. the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

                         Grading Percentage

                 The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

                 The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:

                                   Surrender                  Surrender Charge
                                   Charge Period              Grading Percentage
                                   1                          100%
                                   2                          90%
                                   3                          80%
                                   4                          70%
                                   5                          60%
                                   6                          50%
                                   7                          40%
                                   8                          30%
                                   9                          20%
                                   10                         10%
                                   11                         0%

                 Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.

                 FORMULAS DESCRIBED IN WORDS

                 Surrender Charge

                 The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy year to zero over a period not to exceed 10 years.


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                 Surrender Charge Rate

                 The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals "X" (see Table above) and (b) equals 80% times the Surrender Charge Premium.

                 ILLUSTRATION OF MAXIMUM SURRENDER CHARGE CALCULATION

                 Assumptions

                 -   45 year old male (standard risks and nonsmoker status)

                 -   Policy issued 7 years ago

                 - $ 7,785 in premiums have been paid annually on the Policy over the 7 year period

                 -   Surrender Charge Premium for the Policy is $ 14.07

                 - Face Amount of the Policy at issue is $500,000 and no increases have occurred

                 - Policy is surrendered during the first month of the seventh policy year.

                 Maximum Surrender Charge

                 The maximum Surrender Charge to be assessed would be $3,891 determined as follows:

                 First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.

                         Surrender Charge Rate = (8.2) + (80 %) x (Surrender Charge Premium)

                         $19.46= (8.20) + (80 %) x (14.07)

                         The Surrender Charge Rate is equal to $ 19.78

                 Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

                        Surrender Charge = (Surrender Charge Rate)x (Face Amount of the Policy associated with the Surrender Charge x
                        1000)x (Grading Percentage)

                        $ 3,891 = (19.46) x ($500,000 / 1,000) x (40 %)

                        The maximum Surrender Charge is equal to $3,891.

                 Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

                 SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

                 A partial withdrawal will result in the assessment of a portion of the Surrender

                 Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

                 Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

                 SURRENDER CHARGE ON DECREASE IN FACE AMOUNT
                 If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge.

                 Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.

         VII.     LAPSE AND REINSTATEMENT

                 A. Lapse

                 Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

                         Death During Grace Period

                 If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

                         No-Lapse Guarantee


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                 In those states where it is permitted, as long as the No-Lapse
                 Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

                 The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

                 The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the Face Amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, (iv) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured or (v) a temporary Additional Rating is added (due to a Face Amount increase), or terminated.

                 The No-Lapse Guarantee Period is described under "Definitions."

                 While the No-Lapse Guarantee is in effect, the Company will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

                 (a) the outstanding premium requirement to satisfy the No-Lapse
                     Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

                 (b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

                 If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

                         No-Lapse Guarantee Cumulative Premium Test

                 The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any Policy Debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

                         Optional Extended No-Lapse Guarantee

                 In states where approved, an optional rider may be added to the Policy that extends the No-Lapse Guarantee Period to the earlier of: (a) termination of the Policy or the rider, (b) subject to any applicable state limitations, the number of years selected by the Policyowner and (c) age 100 of the life insureds. (The rider may be terminated at any time but cannot be reinstated once terminated.) In order for the Extended No-Lapse Guarantee to be applicable a Cumulative Premium Test must be satisfied. This test is described in the rider. The cost of the rider varies by issue age and Face Amount and a change in the Face Amount of the Policy may affect the cost of the rider. Neither the No-Lapse Guarantee nor the Extended No-Lapse Guarantee apply to the Term Rider.

                 B. Reinstatement

                 A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

                 (a) The life insured's risk classification is standard or
                     preferred, and

                 (b) The life insured's Attained Age is less than 46.

                 A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

                 (a) Evidence of the life insured's insurability, satisfactory to the Company is provided to the Company;

                 (b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium must be paid to the Company.

                 If the reinstatement is approved, the date of reinstatement will be the later of the date the Company approves the policyowner's request or the date the required payment is received at the Company's Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

                   VIII. POLICY LOANS

                 While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

                 A. Available Loan Value
                 The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value. (In the state of Florida, the available loan value on any date is the Net

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
                 Cash Surrender Value, less estimated interest and Future Monthly Deductions, due to the next anniversary.)

                 B. Interest Charged on Policy Loans

                 Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to the Company's reservation of the right to increase the rate as described under the heading "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10." If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

                 Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease when the life insured reaches age 100. The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, the Company will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

                 C. Loan Account

                 When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

                 D. Interest Credited to the Loan Account

                 Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) The Company may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

                 For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

                 E. Loan Account Adjustments

                 On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

                 F. Loan Repayments

                 Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

                 Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.


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